SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the market in general that, pursuant to CVM Instruction No. 358/2002, it was informed by news published in the media, on this date, of the popular action requesting preliminary injunction (process nº 1000258-26.2018.4.01.4000), proposed by Paulo de Oliveira Bezerra ("author") before the 2nd Federal Civil Court of SJPI, against Eletrobras and others, having as object the privatizacion of Companhia Boa Vista Energia S.A., Companhia Energética de Alagoas, Companhia Energética do Piauí (“CEPISA”), Centrais Elétricas de Rondônia S.A., Companhia de Eletricidade do Acre S.A. e Amazonas Distribuidora de Energia S.A (“Distribution Companies”), alleging, in summary, "the illegality of the terms proposed by the Board of Directors for deliberation in the EGM 170".

The main requests of the author in the popular action are:

1.   By preliminary verdict, the immediate suspension of the Eletrobras’ Extraordinary General Meeting No. 170 ("EGM"), to be held next February 8.

2.   In the event of non-suspension of the EGM 170, the injunction is to be deferred so that “the shareholders Counselors refrain from deliberating on any proposal for the assumption of debt of the Electric Power Distribution Companies and in particular CEPISA, as well as on the sales modeling of these companies, until the final decision of this action.”

3.   “Subsidiarily, if the preliminary injunction is not granted, occuring the 170th Eletrobras’ Extraordinary General Meeting on 02/08/2018, it is required that its effects and any decisions that the meeting may take shall be suspended until the final judgment of this action”;

4.   “The provenance of the action to be declared null Eletrobras’ 170th Extraordinary General Meeting due to the grounds set forth in this action.”

5.   “Subsidiarily, the annulment of decisions related to EGM 170 especially regarding CEPISA, for the specific reasons related to CEPISA included in this petition.”

Eletrobras clarifies that the sale of the Distribution Companies follows the provisions of Law 9,491/1997; in Decree 9,192/2017 and in CPPI Resolution No. 20 and its amendments, having its managers recommended its approval, in accordance with the Management Proposal for the 170th EGM.

RELEVANT FACT

Eletrobras informs that it has not yet been quoted, but will keep the market informed about this matter.

Rio de Janeiro, February 06, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.